Exhibit 99.4

LATINFINANCE RECOGNIZES BRASIL FOODS SHARE OFFERING AS THE BEST OF 2009

Winner in the “Best Follow-on Equity Issues” category, the company is among those providing greatest return on investment

BRF Brasil Foods was the winner of the traditional “LatinFinance Deals of the Year 2009” award in the “Best Follow-on Equity Issues” category for the share offering arranged for capitalizing the new company following the association between Perdigão and Sadia. One the world’s leading publications on Latin American markets, the US-based magazine, LatinFinance, recognized the BRF Brasil Foods operation — which successfully raised R$ 5.3 billion -  as the best share offering of 2009.

The “Deals of the Year” winners in various categories are selected by LatinFinance following an extensive process of analysis of trading and principal investors, issuers and financial institutions in the period. This publication enables institutional investors to evaluate the performance of companies and assets that offer the best return on their investments in each region of Latin America.

LatinFinance pointed out that the operation undertaken by Brasil Foods was particularly notable for the combination of discipline in execution during an unstable period with the role issue played in the creation of the second largest exporter of animal protein in the world.

São Paulo, February 1st 2010